Via Edgar

January 21, 2010

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Park Electrochemical Corp.
Form 10-K for the fiscal year ended March 1, 2009 Filed on May 15, 2009
Form 8-K Filed on December 22, 2009
File No. 001-04415

Dear Mr. Krikorian:

We have received the comments relating to the above referenced filings presented in the letter signed by you and dated December 23, 2009 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the Company”).

This letter confirms my telephone conversation with Ms. Tamara Tangen, Staff Accountant, this morning in which I informed her that Park will provide you with a response to your letter of comments dated December 23, 2009 on or before Friday, January 29, 2010 rather than Friday, January 22, 2010, as I had indicated in my January 5, 2010 letter to you, due to illnesses and travel schedules of members of the Company’s management who must be involved in the preparation or review of the Company’s response.

Sincerely,

PARK ELECTROCHEMICAL CORP.

/s/ Stephen E. Gilhuley

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com